Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: The Procter & Gamble Company
Commission File No.: 001-00434
OPERATOR:
Good morning and welcome ladies and gentlemen to The J. M. Smucker Company and Procter and Gamble conference call. At this time I would like to inform you that this conference is being recorded and that all participants are in a “listen only” mode.
At the request of the companies, we will open the conference up for questions and answers after the presentation. I will now turn the conference call over to Mr. Mark Belgya, Chief Financial Officer. Please go ahead sir.
MARK BELGYA:
Good morning and thank you for joining us. This is Mark Belgya, Smucker’s Chief Financial Officer. I would like to welcome you to this joint conference call between The J. M. Smucker Company and Procter and Gamble to discuss the merger of the Folger’s coffee business into Smucker.
Joining me today from Smucker’s are:
•	Tim Smucker, chairman and co-CEO;
•	Richard Smucker, president and co-CEO;
•	Vince Byrd, senior vice president, consumer market;
•	Steve Oakland, vice president and general manager, consumer oils and baking; and from Procter & Gamble we have:
•	A. G. Lafley, chairman and CEO; and

•	Clayt Daley, vice chairman and CFO.
If you have not seen today’s press release, it is available on both web sites at smuckers.com and pg.com. If you have any follow-up questions or comments after today’s call, please feel free to contact Mark Erceg or John Chevalier of investor relations at P&G, or at Smucker, please contact Sonal Robinson, in investor relations, or me.
I would like to remind you that certain statements in this presentation and during the question and answer period that follows may relate to future events and expectations for both Smucker and P&G, and as such, constitute forward-looking statements within the meaning of the Private Securities Legislation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements. I invite you to read the full disclosure statement of Smucker and P&G concerning such forward-looking statements in the press release.
With that, I’ll turn the call over to Tim.
TIM SMUCKER:
Thank you, Mark. Good morning everyone and thank you for joining us.
We are pleased to announce a truly remarkable transaction that brings one of America’s best-known brands into the Smucker family of brands, and allows us to offer consumers yet another number one brand in a key category. We have reached an agreement with Procter & Gamble to merge the Folgers coffee business into the Smucker Company. We are proud to welcome the Folgers and Millstone brands into our widely recognized portfolio of brands that includes Smucker’s, Jif, Crisco, Pillsbury, Eagle Brand, Hungry Jack, Robin Hood and Bick’s.
Folgers, founded in 1850, is similar to our core brands, with a rich heritage, high quality product offerings and strong consumer loyalty. Over the years, Folgers has created some of the most memorable marketing and advertising messages, including the well-known tagline “the best part of wakin’ up is Folgers in your cup.”
As you well know, our company and people are about more than making and marketing products. Indeed, at Smucker our purpose is to help families share memorable meals and moments. The Smucker family of brands is a trusted part of everyday meals, casual get-togethers and special occasions — all of which foster family connections and lasting memories.
Folgers has a long tradition of being part of memorable meals and is undoubtedly a perfect fit in our family of brands. A freshly brewed cup of coffee is the perfect complement to breakfast or dessert — two areas we know a lot about. Not surprisingly, these categories share very similar, core consumer segments, opening up many opportunities for brand marketing synergies.
Let me briefly discuss the rationale behind the transaction and why we are so enthusiastic about the Folgers business.
•	First, it is a great strategic fit — as the number one retail packaged coffee brand in the U.S., the addition of Folgers clearly aligns with our strategy to own and market number one food brands in North America.
•	Second, the addition of Folgers strengthens our portfolio of brands, adding our tenth number one brand. We will cross a new threshold in terms of size and scale with the addition of our first billion dollar brand.
•	Third, the transaction is value-creating and financially compelling. For Smucker, the transaction:
◦	Will be accretive on a full year basis;

◦	Increases annual net sales to almost $5 billion in the first full year;

◦	Expands margins and increases earnings; and

◦	Significantly increases free cash flow.
With the addition of Folgers, the size of the categories in which we participate increases to approximately $15 billion. Coffee, like fruit spreads, peanut butter, cooking oils and flour are staple items included in more than 80 percent of household pantries. We will be well positioned for the long-term to meet a wide variety of consumer needs. This powerful combination provides us with increased size and scale that will benefit all of our businesses, position us for future growth and deliver long-term shareholder value.
Smucker and P&G have a proven track record of working together. We added P&G’s Jif and Crisco brands in 2002, and demonstrated our collective ability to transition the business. We are confident that Smucker is a great home for the Folgers brands and the Folgers people, and we expect both to prosper as part of the Smucker family of brands. The combination will provide greater opportunities for all employees — both the existing Smucker employees and the Folgers employees.
Now I’d like to turn the call over to Richard to provide some additional transaction details and the financial benefits.
RICHARD SMUCKER
Thank you, Tim and good morning. First, let me say that I share Tim’s enthusiasm, as we add one of America’s best known brands into the Smucker family. We look forward to building upon its heritage and equity.
Now let me describe the transaction:

It will be structured as an all-stock reverse Morris Trust transaction that is tax-free to Smucker, P&G and P&G shareholders.
•	P&G shareholders will receive approximately 63 million Smucker shares and own 53.5% of the combined company. Current Smucker shareholders will own approximately 46.5% of the combined company. At the completion of the transaction, Smucker will have approximately 118 million shares outstanding.
•	As part of the transaction, Smucker will assume $350 million of Folgers’ debt.
•	Prior to the merger, Smucker shareholders, as of the record date, will receive a special dividend of $5 per share.
•	The transaction is expected to close in the fourth quarter of calendar 2008, subject to customary closing conditions including regulatory and Smucker shareholder approvals.
•	We expect to incur approximately $100 million in one-time costs related to the transaction over the next 12 to 24 months.
•	We expect synergies in excess of $80 million, with a portion of these savings realized during fiscal 2009 and the entire amount by the end of fiscal 2010. Most of these savings will be achieved through efficiencies gained by combining the businesses and supply chain enhancements.
As part of the transaction, we expect our debt to increase by approximately $650 million. Due to the nature of the reverse Morris Trust structure, Smucker will have a stronger balance sheet with a conservative leverage profile, as our debt-to-EBITDA ratio will be below two times. Free cash flows are expected be approximately $400 million and will allow Smucker to continue its strong dividend practice, to continue to make strategic acquisitions and to repurchase shares.
•	The merger provides significant financial benefits. Assuming Folgers was owned for all of fiscal year 2009:
◦	Net sales are expected to increase to approximately $4.7 billion.
◦	We expect the transaction to be accretive by approximately 9 percent to fiscal year 2009 earnings per share, including synergies, excluding merger and integration costs, and after giving effect to the impact of the special dividend to Smucker shareholders.

◦	The profit contribution from Folgers, along with full synergy benefits, are expected to result in EBITDA of approximately $820 million. This represents an increase in the EBITDA margin of nearly 300 basis points.
•	Results for fiscal year 2009 will depend on the actual closing date. Assuming the transaction closes early in the fourth quarter of calendar 2008, we expect:
◦	Fiscal 2009 net sales of approximately $4 billion;

◦	Fiscal 2009 earnings per share, before one-time costs associated with the transaction, of between $3.45 to $3.50; and

◦	Fiscal 2010 earnings per share, before one-times costs associated with the transaction, of between $3.62 to $3.72.
Post-integration, we are committed to a long-term strategic net sales growth goal of 6 percent, with acquisitions continuing to play a key role. We expect long-term strategic earnings per share growth of 8 percent or greater. Our earnings per share will grow at a slightly higher rate than net income with share repurchases. We remain committed to a long-term view of managing our brands and remain confident in the opportunity for profitable growth that they offer.
At Smucker, we feel privileged to be invited to family tables every day. We value our relationship with consumers and take seriously the confidence they place in us to provide the highest-quality, best-tasting foods for their families. It is our ongoing quest to evolve the categories we participate in by bringing consumers foods that are good and good for you, that are easier and more convenient to use, and that bring a smile to their families. Folgers is a brand that has been nurtured with the exceptionally high standards of Procter & Gamble. We look forward to continuing Folgers’ rich history of being the leader in the coffee category.
Now I’d like to turn the call over to A.G for comments from P&G.

A.G. LAFLEY:
Thank you, Richard and good morning everyone.
When P&G announced its intention to separate the coffee business back on January 31, we told our shareholders and employees that our goal was to maximize the after-tax value of the business and minimize EPS dilution. The agreement we are announcing with Smucker accomplishes both those objectives.
The coffee business will be separated from P&G and simultaneously merged with Smucker in a manner that is tax free for P&G and its shareholders. We plan to finalize the transaction structure for the separation in the early-Fall of 2008, and we will notify shareholders of those details at that time.
This transaction creates value for P&G shareholders that would not have existed if we had continued on the path of creating a stand-alone company. Smucker has identified significant cost synergies that will be shared by the owners of both companies.
Folgers has been a great brand for P&G for 45 years, and the people working in the coffee business are truly outstanding. As Tim said, the Jif and Crisco experience has proven that this type of transaction is a recipe for success, and I fully expect the people and the brands to flourish as part of Smucker.

Now I’d like to turn the call back to Tim for some closing remarks.
TIM SMUCKER:
Thank you, A.G. We look forward to getting to know the Folgers people as we work to build this new organization.
As we prepare to merge the Folgers coffee business into Smucker during the fourth quarter of this calendar year, we have asked Vince Byrd to serve as president of the coffee business. Vince has been with Smucker for 31 years and is currently the senior vice president of our consumer business, which includes general management responsibilities for our Smucker’s, Jif, and Hungry Jack businesses. He also has responsibility for our U.S. retail sales team, and is a member of our board of directors.
Of course, between now and the closing of the transaction, Jamie Egasti will continue to manage the Folgers business.
In summary:
•	The addition of Folgers clearly aligns with our strategy and we are enthusiastic about adding another number one brand into our strong — and growing — portfolio of brands;

•	Like Smucker, Folgers is a business rich in history and tradition and we look forward to the integration of the iconic brand and talented employees into our Company;

•	The transaction is accretive to earnings with compelling financial benefits;

•	And finally, this transaction brings significant value to both P&G and Smucker shareholders.
As you know, this has and will continue to require a great deal of effort by many people throughout both companies. We believe the many common values shared by our organizations represent a great foundation for a smooth integration of the talented Folgers employees and market leading brands into Smucker. We are confident in the future growth and opportunities for our Company and our constituents — consumers, customers, employees, suppliers, communities and shareholders.
Now I’d like to turn the call over to Mark before we open to the Q&A.
MARK BELGYA:
As we prepare for the Q&A portion of the call, we ask that you limit your questions to the transactions. If you have questions on other company-related topics, please directly contact investor relations at either company after the call. Please keep in mind that Smucker is in its quiet period as it relates to its 2008 year-end results. Smucker will be releasing earnings on June 19.

We thank you for your time and now will be happy to answer your questions.
OPERATOR:
Thank you, gentlemen. The question and answer session will begin at this time. If you are using a speakerphone, please pick up the handset before pressing any numbers. Should you have a question, please press *1 on your push button telephone. If you wish to withdraw your question, please press *2. Please stand by for the first question. Our first question comes from                      of                     . Please state your question Sir/Ma’am.
QUESTION AND ANSWER PERIOD
OPERATOR:
Gentlemen, I will now turn the conference call back to you to conclude.
TIM SMUCKER:
Again, thank you for your time and interest in participating in our conference call this morning. Have a great day.
OPERATOR:
Ladies and Gentlemen, if you wish to access the rebroadcast after this live call you may do so by dialing 800-289-0579 or 719-457-2550 with a pass code of 4697060 or by accessing either company’s website for a downloadable MP3 format. This concludes our conference call for today. Thank you all for participating and have a nice day. All parties may now disconnect.
ADDITIONAL INFORMATION
The J. M. Smucker Company Forward-Looking Information
This communication contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. These include statements regarding estimates of future earnings and cash flows and expectations as to the closing of the transaction. Other uncertainties include, but are not limited to, general economic conditions within the U.S., strength of commodity markets from which raw materials are procured and the related impact on costs, the ability to obtain regulatory and shareholders’ approval without unexpected delays or conditions, integration of the merged businesses in a timely and cost effective manner, retention of supplier and customer relationships and key employees, the ability to achieve synergies and cost savings in the amounts and within the time frames currently anticipated, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect the Company are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission, including Forms 10-Q, 10-K and 8-K.

The Procter & Gamble Company Forward Looking Information
All statements, other than statements of historical fact included in this communication, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on financial data, market assumptions and business plans available only as of the time the statements are made, which may become out of date or incomplete. We assume no obligation to update any forward-looking statement as a result of new information, future events or other factors. Forward-looking statements are inherently uncertain, and investors must recognize that events could differ significantly from our expectations. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) the ability to successfully execute, manage and integrate key acquisitions and mergers, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company’s merger with The Gillette Company, and to achieve the cost and growth synergies in accordance with the stated goals of these transactions; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and intellectual property matters as well as those related to the integration of Gillette and its subsidiaries), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the Company’s outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt, interest rate and commodity cost exposures; (8) the ability to manage continued global political and/or economic uncertainty and disruptions, especially in the Company’s significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage competitive factors, including prices, promotional incentives and trade terms for products; (10) the ability to obtain patents and respond to technological advances attained by competitors and patents granted to competitors; (11) the ability to successfully manage increases in the prices of raw materials used to make the Company’s products; (12) the ability to stay close to consumers in an era of increased media fragmentation; (13) the ability to stay on the leading edge of innovation and maintain a positive reputation on our brands; and (14) the ability to successfully separate the company’s coffee business. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.
Other Information
In connection with the proposed transaction between Smucker and P&G, Smucker will file a registration statement on Form S-4 with the

U. S. Securities and Exchange Commission (“SEC”). Such a registration statement will include a proxy statement of Smucker that also constitutes a prospectus of Smucker, and will be sent to the shareholders of Smucker. Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information about Smucker, Folgers and the proposed transaction. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents (when they are available) can also be obtained free of charge from Smucker upon written request to The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838, or from P&G upon written request to The Procter and Gamble Company, Shareholder Services Department, P.O. Box 5572, Cincinnati, Ohio 45201-5572, or by calling (800) 742-6253.
This communication is not a solicitation of a proxy from any security holder of Smucker. However, P&G, Smucker and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of The J. M. Smucker Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on June 26, 2007, and its definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on July 9, 2007. Information about the directors and executive officers of The Procter & Gamble Company may be found in its 2007 Annual Report on Form 10-K filed with the SEC on August 28, 2007, and its definitive proxy statement relating to its 2007 Annual Meeting of Shareholders filed with the SEC on August 28, 2007.